BISYS®
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40-176

03027870

Owen T. Meacham
Direct Dial: (617) 824-1216
owen.meacham@bisys.com

July 17, 2003

Via Federal Express

United States Securities
and Exchange Commission
Document Control - Room 1004
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUL 29 2003
THOMSON
FINANCIAL

Re: AmSouth Funds SEC File Nos. 033-21660/811-05551

Ladies and Gentlemen:

This filing is made pursuant to Rule 17g-1 under the Investment Company Act of 1940 and is intended to notify the Commission that AmSouth Funds has renewed its Registered Management Investment Company Bond ("the Bond") in the amount of $2,500,000, as evidenced by Binder No. 38406.

Enclosed, please find a copy of the Binder (which evidences the above referenced change) and the resolution unanimously adopted by the members of the Board of Trustees of the AmSouth Funds.

National Union Fire Insurance Company ("the carrier") has issued the Bond which covers the period from August 8, 2003 to August 8, 2004. An entire copy of the Bond will be filed upon receipt from the carrier.

Please acknowledge receipt of this submission by stamping and returning the enclosed copy of this letter to me in the self-addressed postage-paid envelope also enclosed.

Sincerely,

Owen T. Meacham
Assistant Counsel

Enclosures

SEC MAIL PROCESSING
RECEIVED
JUL 18 2003
WASH. D.C. 155 SECTION

INSURANCE BINDER 38406

FRANKCRYSTAL &COMPANY
40 BROAD STREET • NEW YORK, NY 10004
(212) 344-2444 • (800) 221-5830
TELEX: 222792 • CABLE: CRYSTINSCOS
TELECOPIER: (212) 425-7017

Insured's Mailing Address: AmSouth Funds c/o BISYS Fund Services 60 State Street, Suite 1300 Boston, MA 02109	Date Typed 06/24/03 By: cmc/38404 A/E: SFC Insured's No. Telephone Confirmation ☐
Company or Agency: National Union Fire Ins. Co. c/o Marsh Affinity Group Services P.O. Box 9234 Des Moines, IA 50306	Date With Whom
New Order ☐ Endorsement ☐ Renewal ☒ Rewrite ☐ Information Only ☐	Inception or Effective Date 8/8/03
Name (if different from mailing address)	Expiration 8/8/04 Policy No. TBD Company National Union Fire Ins. Co.
Location(s) (if different from mailing address)	Prepaid ☐ Installment ☐ Premium $4,511

Type of Coverage - RMIC Bond

Specifications - It is hereby understood and agreed that effective August 8, 2003 to August 8, 2004 coverage is bound as follows:

Limit of Liability	Deductible	Premium
$2,500,000	**$0**	**$4,511**

Coverage will be provided pursuant to the expiring policy form, terms and condtions

SEC MAIL PROCESSING
RECEIVED
JUL 18 2003
WASH. D.C. 155 SECTION

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐

Enclosure ☐	The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
Remarks ☐	
For Frank Crystal & Co., Inc. Refer to: Sanford F. Crystal	Name of Underwriter: (Print or Type) Jo Phillips Signature Original signature on file with Frank Crystal & Co., Inc.
Admitted ☒ Non-Admitted ☐	For (Insurance Company) National Union Fire Ins. Co. Date Signed

Note to Resolution 5: This Resolution reflects the annual review and approval of fidelity bond coverage required by the Investment Company Act of 1940.

Resolution 5 – Approval of Fidelity Bond

RESOLVED, that the current fidelity bond covering the officers and the other employees of the Trust from time to time, in the amount of $2.5 million after consideration of all factors deemed relevant by the Board, including but not limited to the parties named as insured on the bond, the amount of the bond, the expected value of the assets of the Trust, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Trust's assets, and the nature of the securities in the Trust's investment portfolios be, and it hereby is, ratified.

FURTHER RESOLVED, that, the Secretary be, and hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940.